RMS

SECU 18005916

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Creek Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 17th Floor
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Murray 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 17th St. Ste 800	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Creek Capital Markets LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DAWN R. ROGERS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20044000815
MY COMMISSION EXPIRES JANUARY 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK CREEK CAPITAL MARKETS LLC

Formerly known as Dividend Capital Securities LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Financial Statements and Supplementary Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Table of Contents

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Black Creek Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Black Creek Capital Markets LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2003.

Denver, Colorado
February 26, 2018

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	4,425,841
Accounts receivable – from affiliates		669,147
Other assets		887,753
Total assets	$	5,982,741
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accruals	$	772,698
Accrued commissions and bonuses		2,092,951
Other liabilities		427,100
Total liabilities		3,292,749
Member's equity		2,689,992
Total liabilities and member's equity	$	5,982,741

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Operations

Year ended December 31, 2017

Revenue:		
Dealer manager fees	$	10,523,312
Marketing fees		4,484,364
Commissions, net (Note 3)		—
Misc. income		3,500
Total revenue		15,011,176
Expenses:		
Employee commissions		1,461,789
Compensation related		7,511,921
Office and overhead		2,493,391
Marketing and travel		12,510,806
General and administrative		811,786
Total expenses		24,789,693
Net loss	$	(9,778,517)

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Changes in Member's Equity

Year ended December 31, 2017

Member's equity, beginning of year		2,643,509
Net loss		(9,778,517)
Capital contributions from Member		9,825,000
Member's equity, end of year	$	2,689,992

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(9,778,517)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable – from affiliates		(119,153)
Increase in other assets		(290,903)
Decrease in accounts payable and other accruals		(250,015)
Decrease in accrued commissions and bonuses		(494,011)
Increase in other liabilities		183,509
Net cash used in operating activities		(10,749,090)
Cash flows from financing activities:		
Capital contributions from Member		9,825,000
Net cash provided by financing activities		9,825,000
Net decrease in cash		(924,090)
Cash, beginning of year		5,349,931
Cash, end of year	$	4,425,841

See accompanying notes to financial statements.

(1) Organization

Black Creek Capital Markets LLC (the Company), f/k/a Dividend Capital Securities LLC, is a wholly owned subsidiary of Black Creek Capital Markets Group LLLP (BCCMG or Member). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2017, the Company conducted business primarily as a broker-dealer to offer shares of Black Creek Diversified Property Fund Inc. (DPF), Industrial Property Trust Inc. (IPT), Black Creek Industrial IV Inc. (BCIIV), and Black Creek Exchange (BCX), of which all are related parties.

DPF's public offering of up to $3.0 billion in shares of common stock commenced on July 12, 2012. DPF commenced a follow-on offering of up to $1.0 billion in shares of common stock on September 16, 2015, immediately following the end of the initial offering. The offering was subsequently amended (Note 3) effective September 1, 2017. IPT's public offering of up to $2.0 billion in shares of common stock commenced on July 24, 2013, and terminated June 30, 2017. BCIIV's public offering of up to $2.0 billion in shares of common stock commenced on July 3, 2017. BCX's Private Placement for Interests of an indirect ownership of up to $500 million commenced in March 2016.

The Company has obtained a commitment letter from BCCMG that it will continue to provide equity funding for the Company's operations through at least February 26, 2019, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash

The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in non-federally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Income Taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to BCCMG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2017, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2014.

(e) Revenue Recognition

The Company earns dealer manager fees for managing the offerings of DPF's, IPT's, and BCIIV's, common shares, and BCX's private placements. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities or property. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or property. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and receivable.

(f) Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company expects to adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening member's equity. The Company's initial analysis of its revenue

contracts indicate a change in the recognition of distribution fees on the sale of T-shares. The Company currently accrues for distribution fees as earned. The Company expects to begin recognizing the entire fee anticipated to be earned over the life of the offering in the period of the initial sale. In addition, the Company expects a change in the presentation of their revenue streams from gross to net. The adoption is not expected to have a material impact on net income in the Statement of Operations.

(3) Dealer Manager Fees, Marketing Fees, and Commissions

DPF

The Company has a Dealer Manager Agreement with DPF, to sell shares of the common stock of DPF. Under this agreement, the Company earns sales commissions, dealer manager fees, distribution fees and reimbursement of direct expenses.

From January 1, 2017 through August 31,2017, DPF paid the Company a sales commission of up to 3% of the net asset value (NAV) per Class A share. This commission was re-allowed to participating broker-dealers. The Company also earned a dealer manager fee, part of which may be re-allowed to participating broker dealers. The dealer manager fee accrued daily and in amount equal to 1/365th of 0.60% of the NAV per share for each of the Class A and Class W shares and an amount equal to 1/365th of 0.10% of the NAV per share for the Class I shares for such day on a continuous basis from year to year. Effective September 1, 2017, DPF amended the original offering and converted the Class A share to a Class T share, the Class W share to a Class D share and added a Class S share. Under the amended offering, DPF will pay the Company a sales commission and dealer manager fee of up to 3.5% of the NAV per Class T share and a sales commission of up to 3.5% of the NAV per Class S share. This commission and dealer manager fee may be re-allowed to participating broker-dealers. During the year, the Company earned sales commissions of $33,626 and dealer manager fees of $306,261 of which $33,626 of sales commission and $199,890 of dealer manager fees, respectively, were re-allowed. These are presented as Commissions, net and Dealer manager fees, respectively, in the accompanying Statement of Operations. The re-allowed expense is presented as Marketing and travel in the accompanying Statement of Operations.

The Company also earns a distribution fee, part of which may be re-allowed to participating broker dealers. The distribution fee accrues daily in an amount equal to 1/365th of 0.50% of NAV per share (from January-August) for each of the Class A shares and 0.85% per annum of the aggregate NAV (from September-December) for each of the Class T shares. Effective September 1, 2017, the Company earns a distribution fee of 0.85% per annum of the aggregate NAV of the outstanding Class S shares and 0.25% per annum of the aggregate NAV of the outstanding Class D shares. During the year, the Company earned distribution fees of $111,382, and re-allowed $109,578 of these fees. These were presented as Dealer manager fees and Marketing and travel, respectively, in the accompanying Statement of Operations. At December 31, 2017, the Company had a receivable and offsetting payable balance of $14,451 related to the distribution fees. The balances are included in Accounts receivable –

from affiliates and Accounts payable and other accruals, respectively, in the accompanying Statement of Financial Condition.

The Company is reimbursed for direct expenses related to its marketing efforts of shares in DPF. The Company recognized $2,533,157 of reimbursements for payroll related expenses from Black Creek Diversified Property Advisors LLC (BCDPA), the advisor to DPF, and $376,414 of reimbursements for direct expenses from DPF, which is included in Marketing fees in the accompanying Statement of Operations. At December 31, 2017, the Company had a receivable from DPF in the amount of $14,865, which is included in Accounts receivable – from affiliates in the accompanying Statement of Financial Condition.

IPT

The Company has a Dealer Manager Agreement with IPT, to sell shares of the common stock of IPT. Under this agreement, the Company earns sales commission, dealer manager fee, distribution fee, and organization and offering reimbursement fee and reimbursement of direct expenses. The IPT primary offering was terminated in June 2017.

During the year, IPT paid the Company a sales commission of up to 7.0% of the gross offering proceeds raised from the sale of Class A shares, and up to 2.0% of the gross offering proceeds raised from the sale of Class T shares in its primary offering. This commission may be re-allowed to participating broker-dealers. The Company also earns a dealer manager fee, part of which may be re-allowed to participating broker dealers. IPT paid the Company a dealer manager fee of 2.5% of gross proceeds of Class A shares and 2.0% of gross proceeds of Class T shares of common stock sold in the primary offering. During the year, the Company earned sales commissions of $4,490,917, all of which was re-allowed, and dealer manager fees of $3,026,081, none of which was re-allowed. These are presented as Commissions, net and Dealer manager fees, respectively, in the accompanying Statement of Operations.

From January 1, 2017 through December 17, 2017, the Company earned a distribution fee, part of which may be re-allowed to participating broker dealers. The distribution fee accrued daily in an amount equal to 1.0% per annum of the current gross offering price per share for each of the Class T shares. Beginning December 18, 2017, the distribution fee accrues daily in an amount equal to 1% per annum of the estimated NAV per share for each of the Class T shares. During the year, the Company earned distribution fees of $6,670,118, and re-allowed $6,604,478 of these fees. These were presented as Dealer manager fees in the accompanying Statement of Operations. At December 31, 2017, the Company had a receivable balance of $612,974, and a payable balance of $603,216 related to the dealer manager and distribution fees. The balances are included in Accounts receivable – from affiliates and Accounts payable and other accruals, respectively, in the accompanying Statement of Financial Condition.

The Company receives 0.5% of gross offering proceeds for non-accountable expenses, which are expenses incurred related to the organization and offering of shares of IPT. The Company recognized $741,387 of reimbursements for organization and offering expenses from Industrial Property Advisors

LLC (IPA), the advisor to IPT, which is included in Marketing fees in the accompanying Statement of Operations.

The Company is reimbursed payroll related expenses from IPA. The Company recognized $67,233 of reimbursements for payroll related expenses from IPA, which is included in Marketing fees in the accompanying Statement of Operations.

BCIIV

The Company has a Dealer Manager Agreement with BCIIV to sell shares of the common stock of BCIIV. Under this agreement, the Company earns sales commissions, dealer manager fees, distribution fees, and reimbursement of direct expenses.

BCIIV paid the Company a sales commission and dealer manager fee of up to 4.5% of the gross offering proceeds raised from the sale of Class T shares in its primary offering. Sales commissions and dealer manager fees may be re-allowed to participating broker-dealers. During the year, the Company earned sales commission of $202,752, all of which was re-allowed, and dealer manager fees of $253,440, none of which was re-allowed. These balances were presented as Commissions, net and Dealer manager fees, respectively, in the accompanying Statement of Operations.

The Company also earns a distribution fee for selling shares in the offering and for on-going stockholder services, part of which may be re-allowed to participating broker dealers. The distribution fee accrues daily in an amount equal to 1.0% per annum of the current gross offering price per share for each of the Class T shares. During the year, the Company earned distribution fees of $12,000, all of which was re-allowed, and presented as Dealer manager fees on the accompanying Statement of Operations. At December 31, 2017, the Company had a receivable and offsetting payable balance of $8,222 related to distribution fees. The balances are included in Accounts receivable – from affiliates and Accounts payable and other accruals, respectively, in the accompanying Statement of Financial Condition.

BCX

The Company has a Dealer Manager Agreement with BCX, to sell Private Placements for Interests of indirect ownership of BCX. Under this agreement, the Company earns sales commission, a dealer manager fee and reimbursement of direct expenses.

BCX paid the Company a sales commission of up to 5.0% of gross equity proceeds raised through the Private Placements. This commission may be re-allowed to participating broker-dealers. During the year, the Company earned sales commissions of $466,488, all of which was re-allowed and presented as Commissions, net in the accompanying Statement of Operations.

The Company earns a dealer manager fee for managing and coordinating the sale, working with participating broker dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker dealers. BCX will pay the Company a dealer manager fee of up to 1.5% of gross equity proceeds raised. During the year, the Company earned dealer manager fees of $143,383,

and re-allowed $83,357 of these fees. These were presented as Dealer manager fees in the accompanying Statement of Operations.

The Company is reimbursed for direct expenses related to its marketing efforts. The Company recognized $698,640 of reimbursements for direct expenses from BCX, which is included in Marketing fees in the accompanying Statement of Operations. At the end of the year, the Company had a receivable from BCX in the amount of $16,226, which is included in Accounts receivable – from affiliates in the accompanying Statement of Financial Condition.

(4) Marketing Support

The Company has entered into marketing support agreements with various broker dealers. Marketing support fees range from 1.0% to 2.5% of total gross proceeds raised from the sale of IPT as negotiated by the Company. During the year, the Company paid marketing support fees of $2,198,478, which is included Marketing and travel in the accompanying Statement of Operations.

(5) Regulatory Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2017, the Company had regulatory net capital of $1,758,981, which was $1,539,464 in excess of its minimum net capital requirement of $219,517. At December 31, 2017, the aggregate indebtedness to net capital ratio was 1.87 to 1.

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(6) Related-Party Transactions

The Company has a relationship with Overhead Services, Inc. (OSI), a related party, which requires the Company to pay allocated expenses from OSI, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the Company based on the Company's associated number of full-time equivalent employees. The Company incurred $1,793,231 of these related-party expenses for the year ended December 31, 2017, which are included in Office and overhead expense in the accompanying Statement of Operations. At the end of the year, the Company had an intercompany payable to OSI in the amount of $146,809, which is included in Accounts payable and other accruals in the accompanying Statement of Financial Condition. In addition, OSI will pay direct expenses on behalf of the Company, and subsequently seek reimbursement. During the year ended December 31, 2017, OSI paid direct expenses of $239,678 on behalf of the Company. The Company has a deposit with OSI in the amount of $165,000, which is included in Other assets in the accompanying Statement of Financial Condition.

Additionally, as discussed in note 3, all revenue earned by the Company is from related parties.

The Company recognized $67,533 of reimbursements from an affiliate for payroll related expenses to a registered employee, which is included in Marketing fees in the accompanying Statement of Operations.

(7) Subsequent Events

The Company has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustment.

Schedule I

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Net capital:		
Member's equity	$	2,689,992
Less nonallowable assets:		
Accounts receivable – from affiliates, net of allowable portion		43,258
Other assets		887,753
Net capital		1,758,981
Minimum required net capital (greater of $5,000 or 6⅔% of aggregate indebtedness of $3,292,749)		219,517
Capital in excess of minimum requirements	$	1,539,464
Aggregate indebtedness	$	3,292,749

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2017, as filed on January 24, 2018, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm.

Schedule II

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065199 FINRA DEC
BLACK CREEK CAPITAL MARKETS LLC
518 17TH ST
17TH FLOOR
DENVER, CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN BAUERLE 303-953-3898

2. A. General Assessment (item 2e from page 2) $5,587

B. Less payment made with SIPC-6 filed (exclude interest) (2,406)
07/27/2017
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,181

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $3,181

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $3,181

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLACK CREEK CAPITAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 18.

VP CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$15,011,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(1,825,586)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MARKETING SUPPORT FEES (Deductions in excess of $100,000 require documentation)	(9,460,591)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	(11,286,177)
2d. SIPC Net Operating Revenues	$3,724,999
2e. General Assessment @ .0015 Rate effective 1/1/2017	$5,587

(to page 1, line 2.A.)

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Black Creek Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Black Creek Capital Markets, LLC Exemption Report (the Exemption Report), in which (1) Black Creek Capital Markets LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Denver, Colorado
February 26, 2018

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)
Black Creek Capital Markets LLC Exemption Report

Year ended December 31, 2017

Black Creek Capital Markets LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240 15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k):(2)(i). The Company met the exemption provision throughout the most recent fiscal year January 1, 2017 to December 31, 2017 without exception.

Black Creek Capital Markets LLC

By:

Charles Murray, CEO

February 26, 2018